SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 10, 2008

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒             Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated July 10, 2008: Nokia completes its acquisition of NAVTEQ

STOCK EXCHANGE RELEASE

July 10, 2008

Nokia Corporation

Stock exchange release

July 10, 2008 at 14.45 (CET+1)

Nokia completes its acquisition of NAVTEQ

Espoo, Finland – Nokia announced today that it has completed its acquisition of NAVTEQ, a leading provider of comprehensive digital map information.

As part of Nokia, NAVTEQ will continue to develop its world-class expertise in the navigation industry, service its strong customer base, and invest in the further development of its industry-leading map data and technology platform. It will continue to build out and expand coverage of countries already included in its database as well as add new pieces of both static and dynamic content.

Powered by NAVTEQ’s industry leading maps data, Nokia will redefine the Internet and connected experiences by adding context – time, place, people – to web services optimized for mobility. By bringing context to Internet services, Nokia will lead the next generation of web innovation.

“Nokia and NAVTEQ together make a powerful combination, and customers will benefit as the transaction enables NAVTEQ to accelerate its expansion into new regions and introduce innovative new content. This is an industry poised for further growth and NAVTEQ will play a major role in the field,” said Olli-Pekka Kallasvuo, President and CEO, Nokia. “The addition of NAVTEQ comes at the right time for Nokia’s business, allowing us to create the leading location platform just as context-aware and location-based Internet services expand rapidly into mobile communications devices.”

Judson Green, President and CEO of NAVTEQ, said: “Nokia has a deep understanding of the requirements for the industry. As part of Nokia, NAVTEQ will further invest in its map and content capabilities and make our products and services easier for all our customers to use and access.”

NAVTEQ is a leading provider of comprehensive digital map data for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. NAVTEQ creates the digital maps and map content that power navigation and location-based services solutions around the world. The Chicago-based company was founded in 1985 and has approximately 3000 employees located in 168 offices in 30 countries.

“NAVTEQ’s map data already play an important role in Nokia Maps service, which brings downloadable maps, voice-guided navigation and other context-aware web services to people’s pockets. Now that the acquisition has been completed, this role will become even more important as context-aware Internet services grow,” added Niklas Savander, Executive Vice President for Services & Software, Nokia.

Nokia Maps covers over 200 countries, with over 70 of them navigable. Nokia Maps 2.0 has improved its optional Car Navigation, enhanced its pedestrian navigation, added multimedia city guides, offers satellite images, and is sporting a redesigned user interface.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel